SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market– IR 15/15

Transmission Auction 005/2015

Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that Copel Geração e Transmissão won Lot E of Transmission Auction 005/2015, held today.

The lot, which was won with no discount, has Annual Permitted Revenue (APR) of R$97.9 million and total CAPEX estimated by ANEEL at R$508.6 million. It comprises 230 km of transmission line and three substations, with a total capacity of 900 MVA, as shown in the table below.

 ¹ As determined by the CONCESSION AGREEMENT, Annual Permitted Revenue (APR) will be adjusted annually by the IPCA consumer price index, as calculated by the Brazilian Institute of Geography and Statistics

 (IBGE)and will be periodically reviewed every five years, pursuant to the CONCESSION AGREEMENT and in accordance with the regulatory parameters established by ANEEL.

² ANEEL estimate.

The installations will contribute with the growth of the State’s energy demand as well as the expansion of the transmission system between the States of Paraná an Santa Catarina providing a better flow HPP Baixo Iguaçu’s energy.

Curitiba, November 18, 2015.

Gilberto Mendes Fernandes
Chief Corporate Management Officer interim as Chief Financial and Investor Relations Officer

For additional information, please contact our IR team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.